Room 4561

May 1, 2007

Mr. Michael Eggers
Senior Vice President and
Chief Financial Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121

> **Re: RealNetworks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 8-K Filed February 14, 2007**
> **File No. 000-23137**

Dear Mr. Eggers:

We have reviewed your response letter dated April 12, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue recognition, page 60

1.   Please explain to us why you are unable to establish fair value for your consulting services and explain how this affects your revenue recognition for arrangements that include these services.

2.   We have read your response to prior comment number 6. As previously requested, please tell us how your current revenue recognition policy addresses multiple-element arrangements that include software.

Form 8-K Filed February 14, 2007

3.   Please ensure that your non-GAAP disclosures in future earnings releases resolve the apparent conflict between your statement regarding the use of the measures to compare with other companies and your statement indicating that the measures may be unique.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief